Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
February 28, 2005
(Unaudited)
(In thousands, except earnings per share data)

        The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended February 28/29,		Six Months Ended February 28/29,
	2005	2004	2005	2004
Numerator:
Net income - numerator for basic earnings per share	$ 8,441	$ 5,324	$16,204	$9,281
Effect of dilutive securities	--	--	--	--

Numerator for diluted earnings per share	$ 8,441	$ 5,324	$16,204	$9,281

Denominator:
Shares used for basic earnings per share	33,073	32,039	32,997	31,915
Effect of dilutive stock options outstanding	2,417	2,707	2,393	2,592

Shares used for diluted earnings per share	35,490	34,746	35,390	34,507

Earnings per share:
Basic	$ 0.26	$ 0.17	$ 0.49	$ 0.29

Diluted	$ 0.24	$ 0.15	$ 0.46	$ 0.27